Merriman Curhan Ford & Co.
Dawson James Securities, Inc.
   As Representatives of the Several Underwriters
c/o Merriman Curhan Ford & Co.
600 California Street, 9th Floor
San Francisco, CA 94108
October 1, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory S. Belliston, Esq.

Re:	Bioheart, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-140672
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-140672), as amended (the “Registration Statement”), so that it may become effective at 4:00p.m. Eastern time on October 2, 2007, or as soon thereafter as practicable.
In connection with Rule 460 under the Act, please be advised that, during the period from September 6, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated September 6, 2007:

No. of Copies
Prospectus Underwriters	1,247
Institutions	200
Total	1,447

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above referenced issue.

Securities and Exchange Commission
October 1, 2007

Very truly yours,
MERRIMAN CURHAN FORD & CO.

For itself and on behalf of the
several Underwriters